Filed by Exelon Corporation
(Commission File No. 1-16169)
Pursuant to Rule 425 under the Securities Act of
1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Constellation Energy Group,
Inc.
(Commission File No. 1-12869)
On May 3, 2011, Exelon presented the following
slides about the proposed merger at its annual
meeting of shareholders.

Welcome to the 2011 Exelon Annual Meeting Philadelphia, PA May 3, 2011

Except for the historical information contained herein, certain of the matters discussed in this presentation constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities
Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,”
“project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and
Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this presentation. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger;
(3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere
Forward-Looking Statements

with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and
Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on
Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis
of Financial Condition and Results of Operations and
Forward-Looking Statements

(c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly
Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other
Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s
Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I,
Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010
Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s
Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8.
Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that
Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither
Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.
Forward-Looking Statements

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and
Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN
THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the
SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from
Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398,
Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations,
100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.
Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Additional Information and Where to Find It

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by
Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Participants in the Merger Solicitation

Exelon Transaction Rationale
• Increases geographic diversity of generation, load and customers in competitive markets
This transaction meets all of our M&A criteria and can be executed
Shared
Commitment to
Competitive
Markets
Enhances
Scalable Growth
Platform
Creates
Shareholder
Value
• Expands a valuable channel to market our generation
• Enhances margins in the competitive portfolio
• Diversifies portfolio across the value chain
• EPS break-even in 2012 and accretive by +5% in 2013
• Maintains strong credit profile and financial discipline
• Maintains earnings upside to future environmental regulations and power market recovery
• Adds stability to earnings and cash flow
• Adds mix of clean generation to the portfolio Clean
Generation Fleet

Transaction Overview
• 100% stock – 0.930 shares of EXC for each share of CEG
• Upfront transaction premium of 18.1%
(1)
• $2.10 per share Exelon dividend maintained
• Expect to close in early 1Q 2012
• Exelon and Constellation shareholder approvals in 3Q 2011
• Regulatory approvals including FERC, DOJ, MD, NY, TX
• Executive Chairman: Mayo Shattuck
• President and CEO: Chris Crane
• Board of Directors: 16 total (12 from Exelon, 4 from Constellation)
• Exelon Corporation
• 78% Exelon shareholders
• 22% Constellation shareholders
• Corporate headquarters: Chicago, IL
• Constellation headquarters: Baltimore, MD
• No change to utilities’ headquarters
• Significant employee presence maintained in IL, PA and MD
Company Name
Consideration
Pro Forma
Ownership
Headquarters
Governance
Approvals &
Timing
(1)  Based on the 30-day average Exelon and Constellation closing stock prices as of April 27, 2011.